Exhibit 99.65

99.65 Interim Financial Statements as at and for the Three and Six Months Ended June 30, 2014

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three Months Ended June 30, 2014

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at June 30, 2014 and December 31, 2013

(in thousands of Canadian dollars - unaudited)

		June 30,	December 31,
	Note	2014	2013
		$	$
ASSETS

Current assets
Cash and cash equivalents		39,706	24,179
Accounts receivable		14,702	22,507
Inventory		426	311
Prepaid expenses and other assets		227	391
		55,061	47,388

Property and equipment, net		26	24

Intangible assets, net	4	1,203	1,582

Deferred tax asset	10	3,966	6,556

		60,256	55,550

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	8,173	12,398
Current portion of deferred revenue		2,376	2,280
		10,549	14,678

Deferred revenue		969	2,114
		11,518	16,792

SHAREHOLDERS’ EQUITY

Share capital	6	12,639	10,696
Contributed surplus		2,761	3,095
Retained earnings		33,338	24,967
		48,738	38,758

		60,256	55,550

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three and six month periods ended June 30, 2014 and 2013

(in thousands of Canadian dollars, except per share data - unaudited)

		Three months		Six months
		June 30,	June 30,	June 30,	June 30,
	Note	2014	2013	2014	2013
		$	$	$	$

Revenues
Licensing revenue		8,237	5,459	15,776	8,752
Product revenue		498	88	838	88

		8,735	5,547	16,614	8,840

Expenses
Cost of product sold		149	27	249	27
Research and development		306	341	664	649
Selling, general and administrative		2,277	1,901	4,585	3,163
Amortization of intangible assets		189	277	379	554
Interest income		(121)	(60)	(224)	(115)

	8	2,800	2,486	5,653	4,278

Income before income taxes		5,935	3,061	10,961	4,562

Income taxes	10	1,430	—	2,590	—

Income and comprehensive income for the period		4,505	3,061	8,371	4,562

Basic earnings per share	11	0.18	0.13	0.33	0.19

Diluted earnings per share	11	0.17	0.12	0.32	0.18

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Six month periods ended June 30, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2014		10,696	3,095	24,967	38,758

Income and comprehensive income for the period		—	—	8,371	8,371

Exercise of stock options		1,850	(846)	—	1,004

Shares issued under the share purchase plan		93	—	—	93

Share-based compensation - stock option plan		—	512	—	512

Balance, June 30, 2014		12,639	2,761	33,338	48,738

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period		—	—	4,562	4,562

Exercise of stock options		26	(14)	—	12

Shares issued under the share purchase plan		93	—	—	93

Share-based compensation - stock option plan		—	189	—	189

Reduction of stated capital	7	(41,160)	(30,000)	71,160	—

Balance, June 30, 2013		9,298	3,402	4,562	17,262

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three and six month periods ended June 30, 2014 and 2013

(in thousands of Canadian dollars - unaudited)

		Three months		Six months
		June 30,	June 30,	June 30,	June 30,
	Note	2014	2013	2014	2013
		$	$	$	$

Cash provided by (used in)

Operating activities
Income for the period		4,505	3,061	8,371	4,562
Items not affecting cash:
Depreciation of property and equipment		4	4	8	9
Amortization of intangible assets	4	189	277	379	554
Share-based compensation - share purchase plan	6	9	9	14	14
Share-based compensation - stock option plan		313	121	512	189
Deferred tax	10	1,430	—	2,590	—
		6,450	3,472	11,874	5,328

Changes in non-cash operating items:
Accounts receivable		(448)	(2,720)	7,805	(4,877)
Inventory		(75)	(328)	(115)	(328)
Prepaid expenses and other assets		26	69	164	142
Accounts payable and accrued liabilities		(1,007)	1,236	(4,225)	2,712
Deferred revenue		(500)	(533)	(1,049)	(1,131)

Net cash generated from operating activities		4,446	1,196	14,454	1,846

Investing activities
Purchase of property and equipment		(8)	—	(10)	(5)

Financing activities
Proceeds from shares issued under the share purchase plan	6	52	49	79	79
Proceeds from exercise of stock options		718	12	1,004	12

Net cash generated from financing activities		770	61	1,083	91

Increase in cash and cash equivalents		5,208	1,257	15,527	1,932
Cash and cash equivalents, beginning of period		34,498	16,518	24,179	15,843

Cash and cash equivalents, end of period		39,706	17,775	39,706	17,775

The accompanying notes are an integral part of these unaudited interim financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

1           NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs.  The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself.  Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2           BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013, which were prepared in accordance with IFRS as issued by the IASB.

The Board of Directors approved these unaudited financial statements on July 29, 2014.

Accounting standards issued but not yet adopted

IFRS 15 Revenue from Contracts with Customers(IFRS 15): This standard replaces IAS 11 Construction Contracts, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2017. The Company has not yet evaluated the impact on the financial statements.

3           FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments.  At June 30, 2014, the Company had gross financial assets of $790 and gross financial liabilities of $5,927 related to the same counterparty.  The net amount of $5,137 owing to the counterparty has been recorded in accounts payable and accrued liabilities at June 30, 2014 (gross financial assets of $902 and gross financial liabilities of $4,232 for a net amount of $3,330 owing at June 30, 2013).

4           INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

5           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2014	Dec 31, 2013

Trade accounts payable	$7,497	$11,627
Accrued liabilities	676	771
	$8,173	$12,398

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

6           SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2013 to June 30, 2014:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2013	24,435	50,339
Options exercised in 2013	503	1,335
Shares issued in 2013 under the share purchase plan	38	182
Reduction of stated capital (note 7)	0	(41,160)
Balance outstanding - December 31, 2013	24,976	10,696

Options exercised in Q1 2014	145	530
Shares issued in Q1 2014 under the share purchase plan	4	32
Options exercised in Q2 2014	279	1,320
Shares issued in Q2 2014 under the share purchase plan	8	61
Balance outstanding - June 30, 2014	25,412	12,639

Share purchase plan

During the quarter ended June 30, 2014, 7,766 shares were issued under the Employee and Directors Share Purchase Plan (14,345 in Q2 2013).  Included in share-based compensation expense is $9 ($9 in Q2 2013) which is the discount on the shares issued under the share purchase plan during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2013 to June 30, 2014:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2013	1,786	3.36
Granted in 2013	342	1.43
Exercised in 2013	(504)	1.87
Cancelled in 2013	(5)	1.48
Balance outstanding - December 31, 2013	1,619	2.68

Granted in Q1 2014	266	8.08
Exercised in Q1 2014	(145)	1.98
Granted in Q2 2014	250	8.76
Exercised in Q2 2014	(279)	2.57
Cancelled in Q2 2014	(120)	5.22
Balance outstanding - June 30, 2014	1,591	4.43

At June 30, 2014, 866,466 options were fully vested and exercisable (1,467,841 at June 30, 2013).

During the three months ended June 30, 2014, the Company granted 250,000 stock options under the stock option plan, with an exercise price of $8.76, 25% of which vest on June 30 of each year for the next four years, commencing in 2015, and expire in 2024.  Total compensation cost for these stock options is estimated to be $1,654, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options were valued using the Black-Scholes option pricing model, at $6.62 per option, with the following assumptions. Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.76%
Expected life	6.6 years
Expected volatility	87.6%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

7            REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the shareholders’ equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of contributed surplus by $30,000 and share capital by $41,160.

8            EXPENSES BY NATURE

	Three Months	Three Months	Six Months	Six Months
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Employees salaries and other short term benefits	$765	$692	$1,481	$1,281
Directors fees	97	67	216	143
Share-based compensation	322	130	526	203
Depreciation of property and equipment	4	4	8	9
Amortization of intangible assets	189	277	379	554
Professional and consulting fees	527	878	1,041	1,428
Contract sales	246	66	486	62
Facility rent	18	18	37	37
Cost of inventory expensed	149	27	249	27
Severance costs	—	—	987	—
Foreign exchange (gain) loss	138	(12)	(452)	(47)
Other expenses, net of interest income	344	340	695	581
	$2,800	$2,486	$5,653	$4,278

9            COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months	Six Months	Six Months
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Salaries and short-term employee benefits, including bonuses	$395	$374	$764	$722
Directors fees	97	67	216	143
Share-based compensation	290	117	474	183
Severance costs	—	—	987	—
	$782	$558	$2,441	$1,048

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2014

(in thousands of Canadian dollars, except per share amounts - unaudited)

10     INCOME TAXES

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Six Months
	June 30, 2014	June 30, 2014

Income before income taxes	$5,935	$10,961

Tax provision at the statutory income tax rate of 26.5%	$1,573	$2,905
Permanent differences	80	132
Temporary differences	(223)	(447)

Income tax expense	$1,430	$2,590

Current income tax expense	$—	$—
Deferred income tax expense	1,430	2,590

	$1,430	$2,590

For the period ended June 30, 2013, income tax expense was not recorded on the statement of operations and comprehensive income.

11     EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three and six month periods ended June 30, 2014 was 25,202,425 and 25,098,661 respectively (for the three and six month periods ended June 30, 2013 - 24,466,697 and 24,453,802 respectively).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three and six month periods ended June 30, 2014 was 26,119,274 and 26,074,755 respectively (for the three and six month periods ended June 30, 2013 - 25,349,227 and 25,215,368 respectively).

12     SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada.  All product revenue is derived from Canada, while virtually all licensing revenue is derived from the United States.